================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 2)*

                             SPECTRUM BRANDS, INC.
                                (Name of Issuer)

                    COMMON STOCK (PAR VALUE $0.01 PER SHARE)
                         (Title of Class of Securities)

                                   84762L105
                                 (CUSIP Number)

                             WILLIAM R. LUCAS, JR.
                       2100 THIRD AVENUE NORTH, SUITE 600
                           BIRMINGHAM, ALABAMA 35203
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 JULY 13, 2008
                      (Date of Event which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

CUSIP No. 84762L105                                                Page 2 of 20


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Master Fund I, Ltd.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,500,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 3 of 20


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Offshore Manager, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,500,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 4 of 20


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC Investors, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               3,500,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      3,500,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 5 of 20


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Special Situations Fund, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,700,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 6 of 20


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Special Situations GP, L.L.C.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,700,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 7 of 20


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC - New York, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,700,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 8 of 20


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbert Management Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,700,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,700,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,700,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                                Page 9 of 20


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Philip Falcone

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               5,200,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      5,200,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,200,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                               Page 10 of 20


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Raymond J. Harbert

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               5,200,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      5,200,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,200,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                               Page 11 of 20


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Michael D. Luce

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               5,200,000
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      5,200,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,200,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

CUSIP No. 84762L105                                               Page 12 of 20


         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement, dated February 28, 2008, as amended May 27, 2008 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Spectrum Brands, Inc., a Wisconsin corporation (the "Issuer"). This Amendment No. 2 is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), an investment fund, Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Manager"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), an investment fund, Harbinger Capital Partners Special Situations GP, LLC ("HCPSS"), the general partner of the Special Fund, HMC - New York, Inc. ("HMCNY"), the managing member of HCPSS, Harbert Management Corporation ("HMC"), the parent of HMCNY, Philip Falcone, a shareholder of HMC, member of HMC Investors and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC and member of HMC Investors and Michael D. Luce, a shareholder of HMC and member of HMC Investors (each of the Master Fund, Harbinger Manager, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC and Messrs. Falcone, Harbert and Luce, a "Reporting Person", and collectively, the "Reporting Persons"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. As specifically amended and supplemented by this Amendment No. 2, the Schedule 13D shall remain in full force and effect.


Item 2.  IDENTITY AND BACKGROUND

         Sections (a) - (c) and (f) of Item 2 are hereby amended and restated in their entirety as follows:

         (a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), an investment fund, Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Manager"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), an investment fund, Harbinger Capital Partners Special Situations GP, LLC ("HCPSS"), the general partner of the Special Fund, HMC - New York, Inc. ("HMCNY"), the managing member of HCPSS, Harbert Management Corporation ("HMC"), the parent of HMCNY, Philip Falcone, a shareholder of HMC, member of HMC Investors and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC and member of HMC Investors and Michael D. Luce, a shareholder of HMC and member of HMC Investors (each of the Master Fund, Harbinger Manager, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC and Messrs. Falcone, Harbert and Luce, a "Reporting Person", and collectively, the "Reporting Persons").

         The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Manager, HMC Investors and HCPSS, is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMCNY is a New York corporation. HMC is an Alabama corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of Harbinger Manager, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and restated in its entirety as follows:

         As of the date hereof the Master Fund may be deemed to beneficially own 3,500,000 Shares.

CUSIP No. 84762L105                                               Page 13 of 20


         As of the date hereof Harbinger Manager may be deemed to beneficially own 3,500,000 Shares.

         As of the date hereof HMC Investors may be deemed to beneficially own 3,500,000 Shares.

         As of the date hereof the Special Fund may be deemed to beneficially own 1,700,000 Shares.

         As of the date hereof HCPSS may be deemed to beneficially own 1,700,000 Shares.

         As of the date hereof HMCNY may be deemed to beneficially own 1,700,000 Shares.

         As of the date hereof HMC may be deemed to beneficially own 1,700,000 Shares.

         As of the date hereof Philip Falcone may be deemed to beneficially own 5,200,000 Shares.

         As of the date hereof Raymond J. Harbert may be deemed to beneficially own 5,200,000 Shares.

         As of the date hereof Michael D. Luce may be deemed to beneficially own 5,200,000 Shares.

         No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.


Item 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and restated in its entirety as follows:

         The  Reporting  Persons  initially  reported  their  investment  on  a
Schedule 13G on December 26, 2006. Since that time, the Reporting Persons have examined the financial and operating performance of the Issuer. As discussed in
Item 6, on February 26, 2008, the Issuer and Master Fund entered into a confidentiality and standstill letter agreement (the "Confidentiality and Standstill Agreement") for the purpose of allowing the Master Fund to obtain confidential information about the Issuer so it can evaluate a possible acquisition, directly or through one of its affiliates, of certain assets of the Issuer. The Confidentiality and Standstill Agreement is attached hereto as Exhibit A and is hereby incorporated into this Item 4 by reference.

         On May 20, 2008, Salton, Inc., a Delaware corporation ("Salton") and controlled affiliate of each of the Reporting Persons, Applica Pet Products LLC, a Delaware limited liability company (together with Salton, the "Purchaser"), a direct wholly-owned subsidiary of Salton and controlled affiliate of each of the Reporting Persons, and the Issuer entered into a definitive Purchase Agreement (the "Purchase Agreement") for the purchase of the Issuer's Global Pet Business (the "Transaction"). As discussed below, the Purchase Agreement was terminated on July 13, 2008. Subject to the conditions contained in the Purchase Agreement, the Purchaser would have paid the Issuer $692.5 million in cash and would have transferred to the Issuer (i) a principal amount of the Issuer's Variable Rate Toggle Senior Subordinated Notes due 2013 equal to $98 million less an amount equal to accrued and unpaid interest on such notes since the dates of the last interest payment for such notes (the "Transferred Variable Rate Notes") and (ii) a principal amount of the Issuer's 7 3/8 percent Senior Subordinated Notes due 2015 equal to $124.5 million less an amount equal to accrued and unpaid interest on such notes since the dates of the last interest payments for such notes (together with the Transferred

CUSIP No. 84762L105                                               Page 14 of 20


Variable Rate Notes, the "Transferred Notes"). Under the terms of the Purchase Agreement, the purchase price was subject to customary adjustments, including for the financial performance of the Global Pet Business derived from the 2007 audited financial statements of the Global Pet Business, changes in working capital prior to closing and certain expenses incurred in connection with the Transaction. Funding for the Transaction (including the Transferred Notes that will be transferred to the Issuer) was to be provided by an equity investment in the Purchaser by the Master Fund and the Special Fund, pursuant to the terms and conditions of the Commitment Letters (as defined below). The Purchase Agreement is incorporated by reference into this Item 4 and was previously filed as Exhibit 2.1 on Form 8-K filed by Salton and dated May 27, 2008 (SEC file no. 001-14857).

         On July 13, 2008, the Purchaser and the Issuer agreed to terminate (the "Termination Agreement") the Purchase Agreement. Pursuant to the Termination Agreement, as a condition to the termination the Issuer agreed to pay $3,000,000 to the Purchaser within two business days as a reimbursement of expenses.

         On July 13, 2008, the Issuer, the Master Fund and the Special Fund entered into a letter agreement (the "Standstill Termination Agreement"), pursuant to which the Issuer acknowledged and agreed that the "Standstill Period" (as defined in the Confidentiality and Standstill Agreement and amended by the letter agreement, dated as of May 20, 2008, by and among the Master Fund, the Special Fund and the Issuer) was terminated effective immediately.

         In connection with the termination of the Purchase Agreement, the Commitment Letters terminated automatically in accordance with their terms.

         In addition, the Issuer announced that on July 13, 2008 the Issuer's Board of Directors waived the applicability of the restrictions on "Interested Stockholders" in Section 180.1140 et seq. of the Wisconsin Business Corporation Law with respect to the future acquisitions of Common Stock by the Master Fund and the Special Fund.

         The Termination Agreement is incorporated by reference into this Item 4 and was previously filed as Exhibit 10.1 on Form 8-K filed by Salton and dated July 14, 2008 (SEC file no. 001-14857). The Standstill Termination Agreement is attached hereto as Exhibit H and is hereby incorporated onto this
Item 4 by reference.

         Except as described in this Item 4 and in Item 6 herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein. However, each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Shares; dispose of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities. In addition, the Reporting Persons may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the capital structure, business, operations, board composition, management, strategy and future plans of the Issuer.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated in its entirety as follows:

         (a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 3,500,000 Shares, constituting 6.6% of the Shares outstanding of the Issuer, based upon the 52,767,673 Shares stated to be outstanding as of May 5, 2008 by the Issuer in the Issuer's Form 10-Q for the quarter ended March 30, 2008, filed with the United States Securities and Exchange Commission.

         The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,500,000 Shares.

CUSIP No. 84762L105                                               Page 15 of 20


         (a, b) As of the date hereof, Harbinger Manager may be deemed to be the beneficial owner of 3,500,000 Shares, constituting 6.6% of the Shares outstanding of the Issuer, based upon the 52,767,673 Shares stated to be outstanding as of May 5, 2008 by the Issuer in the Issuer's Form 10-Q for the quarter ended March 30, 2008, filed with the United States Securities and Exchange Commission.

         Harbinger Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,500,000 Shares.

         Harbinger Manager specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 3,500,000 Shares, constituting 6.6% of the Shares outstanding of the Issuer, based upon the 52,767,673 Shares stated to be outstanding as of May 5, 2008 by the Issuer in the Issuer's Form 10-Q for the quarter ended March 30, 2008, filed with the United States Securities and Exchange Commission.

         HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,500,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,500,000 Shares.

         HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 1,700,000 Shares, constituting 3.2% of the Shares outstanding of the Issuer, based upon the 52,767,673 Shares stated to be outstanding as of May 5, 2008 by the Issuer in the Issuer's Form 10-Q for the quarter ended March 30, 2008, filed with the United States Securities and Exchange Commission.

         The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,700,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,700,000 Shares.

         (a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 1,700,000 Shares, constituting 3.2% of the Shares outstanding of the Issuer, based upon the 52,767,673 Shares stated to be outstanding as of May 5, 2008 by the Issuer in the Issuer's Form 10-Q for the quarter ended March 30, 2008, filed with the United States Securities and Exchange Commission.

         HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,700,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,700,000 Shares.

         HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 1,700,000 Shares, constituting 3.2% of the Shares outstanding of the Issuer, based upon the 52,767,673 Shares stated to be outstanding as of May 5, 2008 by the Issuer in the Issuer's Form 10-Q for the quarter ended March 30, 2008, filed with the United States Securities and Exchange Commission.

         HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,700,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,700,000 Shares.

         HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 84762L105                                               Page 16 of 20


         (a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 1,700,000 Shares, constituting 3.2% of the Shares outstanding of the Issuer, based upon the 52,767,673 Shares stated to be outstanding as of May 5, 2008 by the Issuer in the Issuer's Form 10-Q for the quarter ended March 30, 2008, filed with the United States Securities and Exchange Commission.

         HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,700,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,700,000 Shares.

         HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.9% of the Shares outstanding of the Issuer, based upon the 52,767,673 Shares stated to be outstanding as of May 5, 2008 by the Issuer in the Issuer's Form 10-Q for the quarter ended March 30, 2008, filed with the United States Securities and Exchange Commission.

         Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

         Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         (a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.9% of the Shares outstanding of the Issuer, based upon the 52,767,673 Shares stated to be outstanding as of May 5, 2008 by the Issuer in the Issuer's Form 10-Q for the quarter ended March 30, 2008, filed with the United States Securities and Exchange Commission.

         Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

         Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         (a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 5,200,000 Shares, constituting 9.9% of the Shares outstanding of the Issuer, based upon the 52,767,673 Shares stated to be outstanding as of May 5, 2008 by the Issuer in the Issuer's Form 10-Q for the quarter ended March 30, 2008, filed with the United States Securities and Exchange Commission.

         Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,200,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,200,000 Shares.

         Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

CUSIP No. 84762L105                                               Page 17 of 20


Item 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by adding the following:

         The information contained in the amendment to Item 4 with respect to the Termination Agreement, the Standstill Termination Agreement and the Commitment Letters above is hereby incorporated into this Item 6 by reference.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended by adding the following:

         Exhibit C: Joint Filing Agreement

         Exhibit G: Termination Agreement, dated as of July 13, 2008, by and among Salton, Inc., Applica Pet Products LLC and Spectrum Brands, Inc. is incorporated by reference into the Schedule 13D as Exhibit 10.1 on Form 8-K filed by the Issuer and dated July 14, 2008 (SEC file no. 001-14857).

         Exhibit H: Standstill Termination Agreement, dated as of July 13, 2008, by and among Spectrum Brands, Inc., Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.

CUSIP No. 84762L105                                               Page 18 of 20


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.*

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HMC INVESTORS, L.L.C.*


                                By:  /s/ William R. Lucas, Jr.
                                ---------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC
                                     Managing Member


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President

CUSIP No. 84762L105                                               Page 19 of 20


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC*


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HMC - NEW YORK, INC.*


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBERT MANAGEMENT CORPORATION*


                                By:  /s/ William R. Lucas, Jr.
                                     -------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President
                                            & General Counsel

CUSIP No. 84762L105                                               Page 20 of 20



                                /s/ Philip Falcone*
                                ------------------------------------
                                Philip Falcone



                                /s/ Raymond J. Harbert*
                                ------------------------------------
                                Raymond J. Harbert



                                /s/ Michael D. Luce*
                                ------------------------------------
                                Michael D. Luce








July 16, 2008


*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.